NOTICE OF ANNUAL GENERAL MEETING TO THE SHAREHOLDERS OF THE BANK OF N.T. BUTTERFIELD & SON LIMITED The 2020 Annual General Meeting of The Bank of N.T. Butterfield & Son Limited (the “Bank”) will be held at 10:00 a.m. Bermuda time on Wednesday, August 12, 2020 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI), 40 Crow Lane, East Broadway, Pembroke, Bermuda. At the meeting, in addition to transacting such other business as may properly come before the meeting including any adjournments and postponements thereof, the shareholders of the Bank will consider and vote on the following proposals: 1. To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank, and to authorize the Board of Directors of the Bank, acting through the Audit Committee, to set their remuneration. 2. To elect each of the following individuals as a Director, to hold office until the close of the 2021 Annual General Meeting, or until his or her successor is duly elected or appointed: Michael Collins Alastair Barbour James Burr Michael Covell Leslie Godridge Mark Lynch Conor O’Dea Jana Schreuder Michael Schrum Pamela Thomas-Graham John Wright 3. To generally and unconditionally authorize the Board of Directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange (“BSX shares”), provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the 2020 Annual General Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine. In addition, the audited financial statements for the Bank for the year ended December 31, 2019 and the independent auditor’s report thereon will be laid before the shareholders at the 2020 Annual General Meeting. Only shareholders of record, as shown on the register of shareholders of the Bank, as of the close of business on May 18, 2020 are entitled to notice of and to vote at the 2020 Annual General Meeting. 1

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF PROPOSAL NUMBERS 1, 2 AND 3. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND IN ANY EVENT SO THAT IT IS DELIVERED OR POSTMARKED ON OR BEFORE AUGUST 6, 2020 IF YOU DO NOT PLAN TO ATTEND THE MEETING. IF YOU LATER DESIRE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT. We intend to hold the Annual General Meeting in person; however, we are actively monitoring the coronavirus or COVID-19 pandemic and are sensitive to the public health and travel concerns. As part of our precautions, we may impose additional procedures or limitations on meeting attendees. We are also planning for the possibility that the Annual General Meeting may be held virtually over the Internet or in “hybrid” form, meaning that shareholders may attend and participate in the Annual General Meeting either in person or virtually via an online platform. If we take this step, we will announce the decision to do so via a press release and posting details on our website. We encourage you to vote your shares prior to the Annual General Meeting. By Order of the Board of Directors, Mr. Michael W. Collins Chairman and Chief Executive Officer July 17, 2020 Hamilton, Bermuda 2

THE BANK OF N.T. BUTTERFIELD & SON LIMITED 65 Front Street Hamilton HM 12 Bermuda 2020 Annual General Meeting August 12, 2020 PROXY STATEMENT The Board of Directors (the “Board”) of The Bank of N.T. Butterfield & Son Limited (the “Bank”) is soliciting the accompanying proxy form to be voted at the 2020 Annual General Meeting of the Bank to be held at 10:00 a.m. Bermuda time on Wednesday, August 12, 2020 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI), 40 Crow Lane, East Broadway, Pembroke, Bermuda (the “Annual General Meeting”), including any adjournments or postponements thereof. Only holders of the voting ordinary shares, par value BD$0.01 per share, of the Bank (the “Common Shares”) of record as of the close of business on May 18, 2020 (the “Record Date”) will be entitled to vote at the Annual General Meeting. As of the close of business on the Record Date, there were issued and outstanding 51,397,338 Common Shares entitled to vote at the meeting, with each Common Share entitling the holder of record on such date to one vote. Any shareholder wishing to vote by giving a proxy must deliver a completed proxy to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, USA. Alternatively, proxy cards may be delivered to ProServe Bermuda Limited Rosebank Centre – Basement Level, 11 Bermudiana Road, Pembroke HM 08, Bermuda, ATTN: Mr. Glen Phillips. Proxy cards must be delivered or postmarked on or before August 6, 2020 in order to be processed. When a proxy is properly executed and returned, the Common Shares to which it relates will, subject to any direction to the contrary, be voted in the manner indicated on the proxy with respect to the proposals specified in the Notice of Annual General Meeting attached hereto and, in the absence of voting instructions, will be voted in favor of each of the proposals. Any shareholder who has given a proxy may revoke it prior to its exercise by providing Broadridge or ProServe Bermuda Limited at the respective addresses listed above with written notice of revocation (provided such notice is given in sufficient time to permit the necessary examination and tabulation of the revocation before the vote is taken), by voting in person at the Annual General Meeting or by executing a later-dated proxy (provided such later-dated proxy is delivered or postmarked no later than August 6, 2020). The affirmative vote of a majority of the votes cast by holders of issued and outstanding Common Shares present in person or by proxy at the Annual General Meeting is required for approval of the proposals specified in the Notice of Annual General Meeting accompanying this Proxy Statement; provided that a quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued shares entitled to vote at the meeting. Holders of Common Shares who are present in person or by proxy but who abstain from voting will be counted towards the quorum but will not be considered as voting. This Proxy Statement, the accompanying Notice of Annual General Meeting and the accompanying proxy form are first being mailed to shareholders on or about July 17, 2020. The Board knows of no specific matter to be brought before the Annual General Meeting which is not referred to in the accompanying Notice of Annual General Meeting. 3

BACKGROUND OF THE PROPOSED DIRECTORS In relation to Proposal 2, the election of Directors, biographical information is provided for each person proposed: Michael Collins, Alastair Barbour, James Burr, Michael Covell, Leslie Godridge, Mark Lynch, Conor O’Dea, Jana Schreuder, Michael Schrum, Pamela Thomas- Graham, and John Wright. Michael Collins Mr. Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank. He was named Chairman in July of 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has more than 30 years of experience in financial services, having held progressively senior positions, at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University. Alastair Barbour Mr. Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves as Chairman of Liontrust Asset Management plc and as a Director and Chairman of the Audit Committees of RSA Insurance Group plc and Phoenix Group Holdings plc. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales. James Burr Mr. Burr joined the Board in 2016 and was named Lead Independent Director in October of 2018. Mr. Burr was originally appointed as a Director upon The Carlyle Group’s designation pursuant to an amended and restated investment agreement between the Bank and entities associated with The Carlyle Group dated as of August 4, 2016. Presently, Mr. Burr is a Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior to joining Carlyle, Mr. Burr served as Corporate Treasurer of Wachovia Bank, where he was responsible for activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage. He has served in various other roles at Wachovia Bank, including as Assistant Treasurer, Controller of the Corporate and Investment Bank and Management Analyst since 1992. Mr. Burr began his career at Ernst & Young, where he was a certified public accountant focused on banking and computer audit issues. Mr. Burr formerly served on the Board of Directors of Central Pacific Financial Corp. Michael Covell Mr. Covell joined the Board in 2018. Mr. Covell currently serves as non-executive Chairman of several private companies, including Ascot Lloyd, Sackville Capital and C Le Masurier. Previously, Mr. Covell was Chairman of the Tilney Group and Hawksford International. He was also a Director of the International Property Securities Exchange and Leeds Castle Foundation. Mr. Covell retired from Goldman Sachs in 2008, where he was a Managing Director of their European Private Wealth Management Division. Prior to Goldman Sachs, he was a senior partner at Rawlinson & Hunter, an international accountancy firm. Mr. Covell is a Fellow of the Institute of Chartered Accountants in England and Wales, and Member of the Society of Trust & Estate Practitioners. Leslie Godridge Ms. Godridge is a senior financial executive with significant experience and proven success building and leading major businesses, spending nearly 40 years of her career at Bank of New York and U.S. Bancorp. Until her retirement in June 2020, Ms. Godridge served as Vice Chairman, Director, U.S. Bank N.A. and Co-Head, Corporate and Commercial Banking, where she was responsible for $220 billion in loan commitments and 3,500 employees. From 1981 to 2006, 4

Ms. Godridge served a variety of roles at Bank of New York, including as Senior Executive Vice President and Head, Asset Management, Private Bank, Retail Bank and Regional Commercial Banking. She is a repeat honoree for American Banker’s Most Powerful Women in Banking. Ms. Godridge has served as a Trustee of the Museum of the City of New York since 2004. Ms. Godridge holds a Bachelor of Arts from Smith College and a Master of Business Administration from New York University, Stern School of Business. Mark Lynch Mr. Lynch joined the Board in October 2019. Until June 30, 2019, he was a partner of Boston-based Wellington Management Co., where he served as the firm’s senior financial services analyst since 1994 and a partner since 1996. He was also a portfolio manager of mutual funds, hedge funds, and institutional portfolios over that period. Prior to joining Wellington, Mr. Lynch was a US regional bank analyst with Lehman Brothers and Bear Stearns. He holds a degree in European History from Harvard College. Conor O’Dea Mr. O'Dea joined the Board in 2016 following his retirement as the Group's President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited. He joined Butterfield in 1989 and was named Managing Director, Butterfield Bank (Cayman) Limited in 1997. In 2010, he was named Senior Executive Vice President, Caribbean, and in 2011 Senior Executive Vice President, International Banking. Mr. O'Dea is a Chartered Accountant who has worked in the financial services industry in the Cayman Islands and internationally for over 30 years. He is Chairman of Cayman Finance (a financial services industry group) and is a past President of the Cayman Islands Chamber of Commerce and the Cayman Islands Bankers Association. Mr. O’Dea serves as a Director of several listed and private companies, including BF&M Limited and Digicel Cayman Limited. Mr. O’Dea holds a Bachelor of Commerce degree from the University College Dublin and has been a Fellow of Chartered Accountants in Ireland since 1995. Jana Schreuder Ms. Schreuder is a seasoned executive who most recently served as Executive Vice President and Chief Operating Officer of Northern Trust Corporation, a role from which she retired in 2018. Ms. Schreuder joined Northern Trust in 1980 and during her tenure held multiple roles as a member of the executive management team, including: the President of Wealth Management from 2011 through 2014; President of Operations & Technology from 2007 through 2010; and Chief Risk Officer from 2005 through 2006. Ms. Schreuder currently serves as a Director and Compensation Committee member of Blucora, Inc. Since 2008, Ms. Schreuder has served as a Board member and is Chair of the Compensation Committee for Entrust Datacard Group. From 2016 to 2018, Ms. Schreuder was a member of the Board of Directors of LifePoint Health. Ms. Schreuder received her Bachelor of Business Administration degree from Southern Methodist University and a Master’s degree in finance and marketing management from Northwestern University Kellogg Graduate School of Management. Ms. Schreuder is a member of the Global Strategy Committee and New York Chapter of Women Corporate Directors and the National Association of Corporate Directors. Michael Schrum Mr. Schrum has served as the Bank’s Group Chief Financial Officer since September 2015. He was previously Chief Financial Officer at HSBC Bank Bermuda. Mr. Schrum has more than 20 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the bank’s Commercial Banking, Strategy, and Finance divisions. He is a Chartered Financial Analyst and a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Schrum holds Master’s (University of London) and Bachelor’s (Southern Denmark Business School) degrees in Economics. Mr. Schrum is a Director of Ascendant Group Limited and Chairman of the Bermuda Community Foundation. Pamela Thomas-Graham Ms. Thomas-Graham joined the Board in December 2017. She is the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the intersection of luxury, marketing and technology. Prior to establishing Dandelion Chandelier, Ms. Thomas-Graham spent six years with Credit Suisse, where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer & Head of Private Banking and Wealth Management New Markets. From 2008 to 2010, she was Managing Director of private equity firm Angelo, Gordon & Company, leading the firm’s investments in the consumer and retail sectors. Before assuming leadership roles in financial 5 services, Ms. Thomas-Graham was Senior Vice President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade & Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six years at NBC Universal, where she served as President and Chief Executive Officer of CNBC.com, and later President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas- Graham began her career at global consulting firm McKinsey & Company in 1989, and became the firm’s first African- American female partner in 1995. She serves as a Director for several public companies, including as the Lead Independent Director for Clorox, as a Director and member of the Audit Committee of Norwegian Cruise Line Holdings Limited and as a Director of Peloton Interactive. Ms. Thomas-Graham holds Bachelor of Arts in Economics, Master of Business Administration, and Doctor of Law degrees from Harvard University. John Wright Mr. Wright joined the Board in 2002. Mr. Wright served as a non-executive director of Butterfield UK from 2001 through 2014. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. Mr. Wright’s career in commercial banking spans over 43 years and includes assignments in the UK, India, Sri Lanka, West Africa, Canada, Hong Kong and the United States. He is a visiting Professor at Heriot-Watt University Business School and he serves on the Board of Directors of several public and private UK and overseas companies, including as Senior Independent Director of DAMAC Properties, Chairman of the Advisory Board of XM International Associates Limited and Director of Rasmala UK Limited. He is also a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright was educated at Daniel Stewarts College Edinburgh. 6

PROPOSALS PROPOSAL 1 APPOINTMENT OF INDEPENDENTAUDITOR AND AUDITOR REMUNERATION To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank, and to authorize the Board, acting through the Audit Committee, to set their remuneration. The Board unanimously recommends that the shareholders appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank and authorize the Board, acting through the Audit Committee, to set their remuneration. The Board unanimously recommends that the shareholders approve Proposal 1. PROPOSAL 2 ELECTION OF DIRECTORS To elect each of Michael Collins, Alastair Barbour, James Burr, Michael Covell, Leslie Godridge, Mark Lynch, Conor O’Dea, Jana Schreuder, Michael Schrum, Pamela Thomas-Graham and John Wright as a Director, to hold office until the close of the 2021 Annual General Meeting, or until his or her successor is duly elected or appointed. The Board has approved each of these persons for election as a Director and unanimously recommends that the shareholders approve Proposal 2. PROPOSAL 3 GENERAL MANDATE TO ISSUE SHARES To generally and unconditionally authorize the Board of Directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange (“BSX shares”) provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the 2020 Annual General Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine. The Bank’s Common Shares are listed on both the Bermuda Stock Exchange (the “BSX”) and the New York Stock Exchange (the “NYSE”). Consequently, the Bank is subject to the rules of the BSX and the rules of the NYSE applicable to foreign private issuers. Regulation 6.21 of the BSX Listing Regulations requires a company with shares listed on the BSX to obtain the consent of its shareholders prior to issuing any of the relevant securities or rights, except in the case of a rights issue, or where the shareholders have by resolution given the Directors a general mandate to issue such securities or rights. Regulation 6.21 applies to any issuance of such securities or rights by a BSX listed company and provides no de minimis exception that would allow a company to issue a small number of such securities or rights without seeking express shareholder approval. This Proposal 3 requests shareholder approval for share issuances as described above so that the Board’s authority is consistent with and parallel to the requirement under NYSE Rule 312.03, which requires shareholder approval for certain 7

Common Share issuances by the Bank. The scope of the general mandate is limited, so that the securities allotted and issued pursuant thereto are less than 20% of the share capital of the Bank issued and outstanding on the day before the 2020 Annual General Meeting. As noted above, under applicable rules of the BSX, absent the mandate the Board may only take these actions if authorized to do so by shareholders. Pursuant to this Proposal 3, the Board will be permitted to exercise its power to dispose of or transfer treasury shares, and to allot, issue or grant (i) BSX shares; (ii) securities convertible into BSX shares; or (iii) options, warrants or similar rights to subscribe for any BSX shares or such convertible securities, provided that the BSX shares allotted and issued are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the 2020 Annual General Meeting. The Board’s authority will only be valid until the conclusion of the Annual General Meeting in 2021. The grant of the general mandate will allow the Bank to issue, amongst other things, Common Shares pursuant to its employee share incentive plans and to issue Common Shares in connection with the exercise of any outstanding options previously granted by the Bank. The general mandate would also allow the Bank to engage in any corporate transaction consistent with its strategic growth strategy, subject to the limitation on the amount of shares that can be allotted and issued pursuant to the general mandate. In 2019, the general mandate was used to issue Common Shares under the Bank’s employee share incentive plans and the Board’s Director remuneration plan. Other than the allotment of Common Shares for the purposes of fulfilling the Bank’s obligations under certain of its share plans and in connection with the exercise of options or in connection with any corporate transaction consistent with its strategic growth strategy, the Directors have no present intention to exercise this authority. The authority is, however, sought to ensure that the Bank has maximum flexibility in managing the group’s capital resources and the Board considers it prudent to acquire the flexibility that this authority provides. The Bank’s Directors intend to seek renewal of this authority annually. The Board unanimously recommends that the shareholders approve this Proposal 3. VOTE REQUIRED The affirmative vote of a majority of the votes cast by holders of issued and outstanding Common Shares present in person or by proxy at the Annual General Meeting is required for approval of the proposals specified in the Notice of Annual General Meeting accompanying this Proxy Statement; provided that a quorum is present consisting of two or more persons present in person and representing in person or by proxy in excess of 25% of the total issued shares entitled to vote at the meeting. If the Proposals are approved by the shareholders, they will become effective immediately. IMPORTANT INFORMATION ABOUT THE ANNUAL GENERAL MEETING We intend to hold the Annual General Meeting in person; however, we are actively monitoring the coronavirus or COVID-19 pandemic and are sensitive to the public health and travel concerns. As part of our precautions, we may impose additional procedures or limitations on meeting attendees. We are also planning for the possibility that the Annual General Meeting may be held virtually over the Internet or in “hybrid” form, meaning that shareholders may attend and participate in the Annual General Meeting either in person or virtually via an online platform. If we take this step, we will announce the decision to do so via a press release and posting details on our website. We encourage you to vote your shares prior to the Annual General Meeting. RECOMMENDATION BY THE BOARD OF DIRECTORS THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL NUMBERS 1, 2 AND 3. ********* 8 BRG0772R-0620-NPS

THE BANK OF N.T. BUTTERFIELD & SON LIMITED
65 FRONT STREET
HAMILTON, HM 12
BERMUDA

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on August 10, 2020. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on August 10, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your proxy card must be postmarked on or before August 6, 2020 in order to be processed.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D19180-Z77697-P40986

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE BANK OF N.T. BUTTERFIELD & SON LIMITED

The Board of Directors unanimously recommends you vote FOR the following proposals:

Proposal 1

	For	Against	Abstain
1. To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank, and to authorize the Board of Directors of the Bank, acting through the Audit Committee, to set their remuneration.	☐	☐	☐

Proposal 2

2. To elect each of the following individuals as a Director, to hold office until the close of the 2021 Annual General Meeting, or until his or her successor is duly elected or appointed:

Nominees:

	For	Against	Abstain
2a. Michael Collins	☐	☐	☐
2b. Alastair Barbour	☐	☐	☐
2c. James Burr	☐	☐	☐
2d. Michael Covell	☐	☐	☐
2e. Leslie Godridge	☐	☐	☐
2f. Mark Lynch	☐	☐	☐
2g. Conor O'Dea	☐	☐	☐
2h. Jana Schreuder	☐	☐	☐
2i. Michael Schrum	☐	☐	☐
2j. Pamela Thomas-Graham	☐	☐	☐
2k. John Wright	☐	☐	☐

Proposal 3

	For	Against	Abstain
3. To generally and unconditionally authorize the Board of Directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange ("BSX shares"), provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the 2020 Annual General Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any postponement or adjournment thereof.

A proxy granted by a corporation must be signed by a duly authorized attorney or officer of that corporation or executed under its common seal (if required). In the case of joint holders any holder may sign. In the event of a conflict between joint holders as to who has the right to vote, the first-named in the Register of Shareholders shall have the right to vote. Unless voting instructions are indicated in the boxes, the proxy will vote or abstain as he or she thinks fit.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Proxy Statement and Annual Report/Form 20-F are available at www.proxyvote.com. D19181-Z77697-P40986 THE BANK OF N.T. BUTTERFIELD & SON LIMITED Annual General Meeting of Shareholders August 12, 2020 10:00 a.m. Bermuda Time This proxy is solicited by the Board of Directors I/we being (a) Shareholder(s) of the Bank hereby appoint the Chairman of the Meeting, failing whom, _______________________________________ of _______________________________________ as my/our proxy to vote for me/us and on my/our behalf at the 2020 Annual General Meeting of The Bank of N.T. Butterfield & Son Limited to be held at 10:00 a.m. Bermuda Time on Wednesday, August 12, 2020 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI), 40 Crow Lane, East Broadway, Pembroke, Bermuda, and at any postponement or adjournment thereof. In respect of the Proposals referred to in the Notice of Meeting, I/we desire my/our proxy to vote as indicated (or in the absence of any such indication, in favor of such Proposal(s)) and to vote in his or her discretion in respect of any other matters properly brought before the 2020 Annual General Meeting including any postponement or adjournment thereof. The undersigned shareholder hereby revokes any proxy heretofore given with respect to the 2020 Annual General Meeting. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side